July 22, 2011

David R. Humphrey, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:	Confederate Motors, Inc.
Form 10-K/A for the year ended December 31, 2010
Filed July 15, 2011
File No. 000-52500

Dear Mr. Humphrey:

We are in receipt of your comment letter dated July 20, 2011, addressed to Confederate Motors, Inc. (the "Company") in connection with the Company's amended 2010 annual report on Form 10-K. In response to your comment I can provide you the following information about the strategic alliance with S&S Cycle. S&S Cycle is a supplier of engines for motorcycles. We have issued a purchase order to S&S Cycle for 40 engines which we co-developed with them. Other than this purchase order, we do not have a written agreement for any future engines, although because of our existing relationship with this company, we anticipate placing additional orders in the future. I can confirm that should we enter into a written agreement with S&S Cycle, we will file it as an exhibit to the next Exchange Act report made by us. In addition, I can confirm that we will disclose the material terms of our arrangement of engine purchases from S&S Cycle in our next Form 10-K.

In connection with the amended filing, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to discloser in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ H. Matthew Chambers, President